UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       PORTFOLIO RECOVERY ASSOCIATES, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   73640Q105
                                   ---------
                                 (CUSIP Number)

                       David N. Roberts, Managing Director
                           Angelo, Gordon & Co., L.P.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 692-2025
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 1, 2004
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                           Page 2 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,183,035
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,183,035

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,183,035

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  20.93%

14       Type of Reporting Person (See Instructions)

                  BD, IA, PN

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                           Page 3 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  AG PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,183,035
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,183,035

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,183,035

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]


13       Percent of Class Represented By Amount in Row (11)

                  20.93%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                           Page 4 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  AG FUNDS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]


3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   1,756,465
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,756,465

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,756,465

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  11.55%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                           Page 5 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   4,939,500
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,939,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,939,500

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  32.48%

14       Type of Reporting Person (See Instructions)

                  HC; IA

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                           Page 6 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   4,942,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,942,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,942,000

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  32.49%

14       Type of Reporting Person (See Instructions)

                  HC; IA

                                  SCHEDULE 13D

CUSIP No. 73640Q105                                           Page 7 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PRA INVESTMENTS, L.L.C.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]


6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,183,035
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,183,035

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,183,035

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  20.93%

14       Type of Reporting Person (See Instructions)

                  OO

                                                              Page 8 of 15 Pages


                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.01 Par Value Per Share (the "Shares"), of Portfolio Recovery Associates, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated November 15, 2002, and Amendment No. 1, dated May 28, 2003 (together, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that, as a result of an internal reorganization, AG Funds (as defined herein), acquired more than five percent of the Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

                  (ii) AG Partners, L.P. ("AG Partners");

                  (iii) AG Funds, L.P. ("AG Funds");

                  (iv) John M. Angelo ("Mr. Angelo");

                  (v) Michael L. Gordon ("Mr. Gordon"); and

                  (vi) PRA Investments, L.L.C. ("PRAI").

                  This Statement relates to Shares held for the accounts of AG Funds and PRAI.

                  Pursuant to an internal reorganization, as of January 1, 2004, certain Shares previously held for the account of Angelo, Gordon were transferred to AG Funds in exchange for partnership interests in AG Funds. As a result, as of January 1, 2004, AG Funds acquired 1,756,465 Shares. No other consideration was involved in this transfer and there is no change in ultimate beneficial ownership for Mr. John M. Angelo and Mr. Michael L. Gordon as a result of this transaction.

                  AG Funds is a Delaware limited partnership. The principal business occupation of AG Funds is investment in securities. The principal business address of AG Funds is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of AG Funds is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  As noted above, as of January 1, 2004, AG Funds acquired 1,756,465 Shares from Angelo, Gordon in return for certain partnership interests

                                                              Page 9 of 15 Pages

in AG Funds pursuant to an internal reorganization. No other consideration was involved in this transfer and there is no change in ultimate beneficial ownership for Mr. John M. Angelo and Mr. Michael L. Gordon as a result of this transaction.

                  The securities held for the account of AG Funds may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  Mr. David N. Roberts ("Mr. Roberts"), a Managing Director of Angelo, Gordon, serves on the Board of Directors of the Issuer. As a Director of the Issuer, Mr. Roberts may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  All of the Shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer

                  Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the total number of Shares outstanding was 15,208,761 as of October 27, 2003.

                  (a) (i) Each of Angelo, Gordon, AG Partners and PRAI may be deemed the beneficial owner of 3,183,035 Shares (approximately 20.93% of the total number of Shares outstanding). This number consists of 3,183,035 Shares held for the account of PRAI.

                      (ii)   AG Funds  may  be  deemed  the  beneficial owner of
1,756,465  Shares   (approximately  11.55%  of  the   total   number  of  Shares
outstanding) held for its account.

                      (iii) Mr. Angelo may be deemed the beneficial owner of 4,939,500 Shares (approximately 32.48% of the total number of Shares outstanding). This number consists of A) 1,756,465 Shares held for account of AG Funds, and B) 3,183,035 Shares held for the account of PRAI.

                      (iv) Mr. Gordon may be deemed the beneficial owner of 4,942,000 Shares (approximately 32.49% of the total number of Shares outstanding). This number consists of A) 1,756,465 Shares held for account of AG Funds, B) 3,183,035 Shares held for the account of PRAI, and C) 2,500 Shares held for Mr. Gordon's personal account.

                                                             Page 10 of 15 Pages

                  (b) (i)    Each of Angelo,  Gordon,  AG Partners  and PRAI may
be deemed to have shared power to direct the voting and disposition of the 3,183,035 Shares held for the account of PRAI.

                      (ii) AG Funds may be deemed to have shared power to direct the voting and disposition of the 1,756,465 Shares held for its account.

                      (iii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 4,939,500 Shares held for the accounts of AG Funds and PRAI.

                      (iv) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 4,942,000 Shares held for the accounts of AG Funds, PRAI and Mr. Gordon.

                  (c) Other than as set forth herein in Item 2 and Item 3, there have been no transactions with respect to the Shares since November 10, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i)    The  partners  of  Angelo,  Gordon  have the  right
to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

                      (ii) The partners of PRAI have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of PRAI in accordance with their partnership interests in PRAI.

                      (iii) The partners of AG Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of AG Funds in accordance with their partnership interests in AG Funds.

                  (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

                  Except as set forth herein, and in the Initial Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 11 of 15 Pages

Item 7.           Materials to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 15 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    January 9, 2004               ANGELO, GORDON & CO., L.P.

                                       By: AG Partners, L.P.,
                                           Its General Partner

                                       By: /s/ Michael L. Gordon
                                          ----------------------------------
                                          Name:  Michael L. Gordon
                                          Title: General Partner

Date:    January 9, 2004               AG PARTNERS, L.P.


                                       By: /s/ Michael L. Gordon
                                          -----------------------------------
                                          Name:  Michael L. Gordon
                                          Title: General Partner

Date:    January 9, 2004               AG FUNDS, L.P.

                                       By: AG Funds GP, L.P.,
                                           Its General Partner

                                       By: JM Funds LLC,
                                           Its General Partner

                                       By: /s/ Michael L. Gordon
                                          -----------------------------------
                                          Name:  Michael L. Gordon
                                          Title: Managing Member

Date:    January 9, 2004               JOHN M. ANGELO

                                       /s/ John M. Angelo
                                       --------------------------------------

Date:    January 9, 2004               MICHAEL L. GORDON

                                       /s/ Michael L. Gordon
                                       --------------------------------------

Date:    January 9, 2004               PRA INVESTMENTS, L.L.C.

                                       By: Angelo, Gordon & Co., L.P.,
                                           Its Manager

                                       By: AG Partners, L.P.,
                                           Its General Partner

                                       By: /s/ Michael L. Gordon
                                          ----------------------------------
                                          Name:  Michael L. Gordon
                                          Title: General Partner

                                                             Page 13 of 15 Pages

                                     ANNEX A

                      Executive Officers of AG Funds, L.P.

Name/Citizenship         Principal Occupation                 Business Address
----------------         --------------------                 ----------------
John M. Angelo           Chief Executive Officer              245 Park Avenue
(United States)                                               New York, NY 10167

Michael L. Gordon        Chief Operating Officer              245 Park Avenue
(United States)                                               New York, NY 10167

Fred Berger              Chief Administrative Officer         245 Park Avenue
(United States)                                               New York, NY 10167

Joseph R. Wekselblatt    Chief Financial Officer              245 Park Avenue
(United States)                                               New York, NY 10167



         Other than as set forth herein, to the best of the Reporting Persons' knowledge:

         (a)   None of the above persons hold any Shares. /1/

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/







------------------------------------------------------------
/1/ Mr. Gordon holds 2,500 Shares for his personal account and may be deemed to beneficially own the securities held for the accounts of AG Funds, L.P. and PRA Investments, L.L.C. as set forth herein.

                                                             Page 14 of 15 Pages

                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------
D.        Joint Filing Agreement, dated as of January 9, 2004,
          by and among Angelo, Gordon & Co., L.P., AG Partners,
          L.P., AG Funds, L.P., John M. Angelo, and Michael L. Gordon...      15

                                                             Page 15 of 15 Pages

                                    EXHIBIT D

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Portfolio Recovery Associates, Inc., dated as of January 9, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    January 9, 2004               ANGELO, GORDON & CO., L.P.

                                       By: AG Partners, L.P.,
                                           Its General Partner

                                       By: /s/ Michael L. Gordon
                                          ----------------------------------
                                          Name:  Michael L. Gordon
                                          Title: General Partner

Date:    January 9, 2004               AG PARTNERS, L.P.


                                       By: /s/ Michael L. Gordon
                                          -----------------------------------
                                          Name:  Michael L. Gordon
                                          Title: General Partner

Date:    January 9, 2004               AG FUNDS, L.P.

                                       By: AG Funds GP, L.P.,
                                           Its General Partner

                                       By: JM Funds LLC,
                                           Its General Partner

                                       By: /s/ Michael L. Gordon
                                          -----------------------------------
                                          Name:  Michael L. Gordon
                                          Title: Managing Member

Date:    January 9, 2004               JOHN M. ANGELO

                                       /s/ John M. Angelo
                                       --------------------------------------

Date:    January 9, 2004               MICHAEL L. GORDON

                                       /s/ Michael L. Gordon
                                       --------------------------------------

Date:    January 9, 2004               PRA INVESTMENTS, L.L.C.

                                       By: Angelo, Gordon & Co., L.P.,
                                           Its Manager

                                       By: AG Partners, L.P.,
                                           Its General Partner

                                       By: /s/ Michael L. Gordon
                                          ----------------------------------
                                          Name:  Michael L. Gordon
                                          Title: General Partner